February 5, 2025

Xia Ma
Chief Executive Officer
United Hydrogen Global Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People   s Republic of China, 201799

Xia Ma
Director
United Hydrogen Group Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People   s Republic of China, 201799

       Re: United Hydrogen Global Inc.
           United Hydrogen Group Inc.
           Registration Statement on Form F-4
           Filed January 23, 2025
           File No. 333-284430
Dear Xia Ma and Xia Ma:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed January 23, 2025
Certain United Hydrogen Projected Financial Information, page 146

1. We note your response to prior comment 7. We note the additional disclosure, including on page 149 that "as of December 31, 2024, United Hydrogen management
 February 5, 2025
Page 2

       estimates that approximately US$49.4 million in unaudited revenue was earned in
       2024." In light of this additional information, your disclosure explaining how United
       Hydrogen affirms its projected revenue of $96 million for the fiscal year ending 2024 is still unclear. Please revise to provide additional clarity as to how you determined these projections still reflect management's view about its future performance as of the most recent practicable date.
United Hydrogen's Executive Compensation, page 256

2. Please update the disclosure to include the most recent fiscal year ended December
       31, 2024. See Item 6.B of Form 20-F as required by Item 18(a)(7)(ii) of Form F-4
Exhibits

3. Please amend your filing to include a consent from your auditor related to the United
       Hydrogen Global Inc. financial statements. Refer to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Meng (Mandy) Lai, Esq.